Exhibit 2.1

PLAN SPONSORSHIP AGREEMENT

This Plan Sponsorship Agreement (the “Agreement”) is made and executed between RISE ENERGY PARTNERS II, LLC, a Delaware limited liability company (“Rise”) and  TETON ENERGY CORPORATION, a Delaware corporation (“TEC”), TETON NORTH AMERICA LLC, a Colorado limited liability company (“TNA”), TETON PICEANCE LLC, a Colorado limited liability company (“TP”), TETON DJ LLC, a Colorado limited liability company (“TDJ”), TETON WILLISTON LLC, a Colorado limited liability company (“TW”), TETON BIG HORN LLC, a Colorado limited liability company (“TBH”), TETON ORRI LLC, a Colorado limited liability company (“TORRI”) and TETON DJCO LLC, a Colorado limited liability company (“Teton DJ” and collectively with TEC, TNA, TP, TDJ, TW, TBH, TORRI and Teton DJ, the “Teton Entities” or “Teton”) on this 8th day of November 2009.  Rise and Teton agree as follows:

1. Rise as Plan Sponsor.  Rise has agreed to fund the Teton Entities’ emergence from reorganization proceedings under chapter 11 of the United States Bankruptcy Code on the terms and subject to the conditions set forth in this Agreement.

2. Bankruptcy Filings.  The Teton Entities shall use their commercially reasonable efforts to commence their bankruptcy cases by filing chapter 11 petitions in the United States Bankruptcy Court for the District of Delaware on or before November 9, 2009 (the “Petition Date”).  On the Petition Date, the Teton Entities shall file, inter alia,  their Bankruptcy Schedules, Statement of Financial Affairs, Proposed Plan of Reorganization (the “Plan”) and supporting Disclosure Statement, copies of which are attached hereto as Exhibits A & B, respectively, and Bidding Procedures Motion, including a request for approval of a breakup termination fee in an amount not to exceed $750,000 (“Breakup Fee”) to Rise and the reimbursement of Rise’s actual out-of-pocket and reasonable third party expenses in an amount not to exceed $200,000 (the “Expense Reimbursement”) in the event that Rise is not selected as the Successful Bidder (as defined in the Bidding Procedures Motion) at the conclusion of the Auction (as hereinafter defined), all of which shall be in all respects satisfactory to Rise.

3. Bidding Procedures.  On the Petition Date, the Teton Entities will request an expedited hearing on their Bidding Procedures Motion, including approval of the Breakup Fee and Expense Reimbursement, which hearing Teton shall seek to be concluded and the Bidding Procedures (herein so called) approved no later than the close of business on November 23, 2009.  Teton shall seek to have the Bidding Procedures provide that the Rise offer (herein so called) to sponsor the Plan will be subject to higher and better offers (a “Qualified Bid”), Teton shall seek to be submitted no later December 14, 2009.  The determination of whether any bid submitted is a Qualified Bid shall be made by the Teton Entities, the Lenders (as hereinafter defined), and the creditors’ committee, if one is appointed.  If one or more Qualified Bids is received, the Teton Entities shall seek to conduct an auction on December 15, 2009 (the “Auction”), at the conclusion of which the Teton Entities, the Lenders and creditors’ committee, if any, will select the Successful Bid (as herein so called).  The determination by the Teton Entities, the Lenders and the creditors’ committee regarding the Successful Bid shall be conclusive.  If Rise is selected as the person submitting the Successful Bid, the Teton Entities shall proceed to confirm and consummate the Plan.  If Rise is not selected as the highest and best bid, this Agreement shall automatically terminate, and TEC shall promptly, but in no event more than twenty-four (24) hours after the date of the Auction, (i) return the Deposit (as hereinafter defined) to Rise and (ii) promptly pay Rise the Breakup Fee and Expense Reimbursement upon receipt of funds from the person submitting the Successful Bid.

4. Plan.  Rise shall acquire 100% of the membership interests of TEC, as reorganized, (the “Assets”), and TEC, TNA, TP, TDJ, TW, TBH, TORRI and Teton DJ shall emerge from chapter 11 pursuant to the Plan.  TEC, as reorganized, will own 100% of the equity securities of TNA, TP, TDJ, TW, TBH, TORRI and Teton DJ, as reorganized.  The Plan shall include the following terms:

(a)
On the Effective Date or the Alternative Effective Date (each hereinafter defined), Rise will contribute to TEC the sum of $11,700,000 in cash and will lend to or cause to be loaned to TEC the additional sum of $7,000,000 (plus additional amounts necessary to satisfy and repay in full the DIP Loan Agreement (as hereinafter defined) at closing), or such greater amount as Rise may bid at the Auction.  In this regard, Rise represents and warrants that it has the financial resources to fulfill its obligations hereunder.

(b)
On the Effective Date or the Alternative Effective Date and except as provided in the Plan, all assets of each of the Teton Entities, including all avoidance actions under chapter 5 of the Bankruptcy Code, excluding, however, any and all such actions against any of (i) the DIP Lenders (as defined herein), (ii) JPMorgan Chase Bank, N.A., as the DIP Lenders and the Lenders (as hereinafter defined), and/or (iii) the Lenders, shall re-vest in each respective prepetition owner, as reorganized, free and clear of all preconfirmation liens, claims, encumbrances and interests; provided, further, that the Lenders will be released under the Plan of any and all liability, and any and all claims pending against the Lenders will not be re-vested in the Teton Entities, as reorganized.

(c)
At its election, Rise may direct that on the Effective Date or the Alternative Effective Date, some or all of TNA, TP, TDJ, TW, TBH, TORRI and Teton DJ, as reorganized, be merged into TEC, as reorganized, such that the assets of the merged Teton Entities, as reorganized, are owned by TEC, as reorganized, free and clear of all liens, claims, encumbrances or interests.

(d)
On the Effective Date or the Alternative Effective Date, (i) all existing equity interests in TEC shall be cancelled, and (ii) TEC will convert its corporate form from a Delaware corporation to a Delaware limited liability company.

(e)
On the Effective Date or the Alternative Effective Date, TEC shall pay the Prepetition Agent, for the benefit of the Lenders, the Auction Proceeds in no event less than the sum of $18,000,000, plus amounts, if any, necessary to repay the DIP Loan Agreement in full payment and satisfaction of all claims and indebtedness owing to them, plus obligations due under the DIP Loan Agreement, and the Lenders shall release their liens and claims against the Teton Entities, the Teton Entities, as reorganized, and their respective property; provided, however, that the aggregate amount of Auction Proceeds distributed to the Prepetition Agent, for benefit of the Lenders, shall be limited to the Lenders’ prepetition claims plus the DIP Loan; provided, further, that nothing to the contrary contained herein, the Lenders will be responsible under the Plan for their obligation to fund the Cash Contribution under paragraph 4(g) below if Rise is selected as the Successful Bidder.

(f)	TEC, as reorganized, shall issue 100% of its membership interests to Rise. Rise will be the sole managing member of TEC, as reorganized.

(g)
Holders of allowed general unsecured claims (excluding Trade Claims as hereinafter defined) shall share on a pro rata basis the $950,000 cash contributed collectively by Rise and the Lenders for satisfaction of holders of allowed general unsecured claims and note holder claims (the “Cash Contribution”).  The Cash Contribution for satisfaction of allowed general unsecured claims and allowed note holder claims shall be funded with $700,000 of cash contributions from Rise and $250,000 of cash contributions from the Lenders; provided that, if no claimant has an allowed general unsecured claim, the total Cash Contribution shall be $900,000 and the Lenders’ share thereof shall be $200,000.  For the avoidance of doubt, Rise and the Lenders shall share responsibility for the funding of each cash payment made to holders of allowed general unsecured claims and allowed note holder claims up to an aggregate of $950,000 with Rise sharing 70/95’s of the responsibility and the Lenders sharing 25/95’s of the responsibility or in the case of a Cash Contribution in the aggregate of $900,000, Rise sharing 70/90’s of the responsibility and the Lenders sharing 20/90’s of the responsibility.  At the election of the Lenders, their funding obligations pursuant to this paragraph may be made from the Auction Proceeds to the extent such Lenders are entitled to such proceeds pursuant to the terms of the Plan.

(h)
Trade Claims (as hereinafter defined) of creditors who provided goods and services to the Teton Entities’ oil and gas operations (but not including amounts owed for corporate overhead, the office lease, and any amounts owed to professional advisers, including legal and financial or investment banking advisers) who have pre-petition claims that remain unpaid shall be paid by TEC, as reorganized, in cash in full within thirty (30) days of the Effective Date or the Alternative Effective Date.  Obligations to creditors who extend credit to the Teton Entities after the Petition Date will be assumed by TEC, as reorganized, and paid in the ordinary course of business.  “Trade Claims” means claims of and in the amounts listed on the attached Exhibit C.

(i)
TEC, as reorganized, will pay up to $286,500 under existing employee retention agreements from funds in the JPM Account (as hereinafter defined).  TEC, as reorganized, will assume and honor or pay all other unpaid employee wages and salaries and any accrued vacation, health insurance and similar benefits to and through the Effective Date or the Alternative Effective Date.  TEC, as reorganized, may, but is not required to, offer continued employment with it to the Teton Entities’ employees.

5. Conditions to Rise Obligations. Rise’s obligations under this Agreement are expressly conditioned upon the satisfaction or waiver by Rise of the following conditions; provided, however, that the conditions contained in sections 5(h) through 5(v) below are conditions to Rise’s obligations hereunder only if their inclusion in the calculation of the Termination Amount (as hereinafter defined) would allow Rise to terminate this Agreement:

(a)	Prior to the Effective Date, JPMorgan Chase Bank, N.A., and JPMorgan Ventures Energy Corporation shall not have terminated the existing hedge agreements of TEC.

(b)	Total claims entitled to priority pursuant to section 507 of the Bankruptcy Code (other than post petition trade debt) shall not exceed $1 million.

(c)
Prior to the Petition Date, JPMorgan Chase Bank, N.A., Royal Bank of Canada, Guaranty Bank and Trust Company, and US Bank National Association (collectively, the “Lenders”) shall have executed a Plan Support Agreement in which they shall have agreed to vote to accept the Plan so long as the Plan’s treatment of the Lenders’ claims have not been modified and upon the other terms set forth therein.

(d)
Prior to the Petition Date, individual holders under that certain Secured Subordinated Convertible Debenture Indenture (collectively, the “Note Holders”), holding at least two thirds in dollar amount and 51 percent in number of such Note Holders, shall have executed a Plan Support Agreement in which they shall have agreed to vote to accept the Plan so long as the Plan’s treatment of the Note Holders’ claims have not been modified.

(e)
The Plan must be approved and consummated and the transaction must be effected on or before December 31, 2009 (the “Effective Date”) or, alternatively should circumstances beyond the control of the Teton Entities make it impractical or impossible to consummate the Plan on or before the Effective Date, before January 31, 2010 (the “Alternative Effective Date”).

(f)
Prior to the Effective Date or the Alternative Effective Date, the Teton Entities will conduct their business in the ordinary course with no out of the ordinary course undertakings or expenditures, unless expressly approved by Rise.

(g)
TEC and its subsidiaries will have in the aggregate not less than $250,000 in Net Working Capital (as defined in the Plan) at December 31, 2009 (or $500,000 in Net Working Capital at January 31, 2010 in the case of the Alternative Effective Date) resulting from the conduct of the business of the Teton Entities, determined in accordance with generally accepted accounting principles.  If the transaction is consummated between the Effective Date and the Alternative Effective Date, the incremental minimum Net Working Capital will be prorated on a per diem basis.  The Net Working Capital requirement shall be calculated as the difference between (i) Teton Current Assets (as hereinafter defined), and (ii) Teton Current Liabilities (as hereinafter defined), and a preliminary determination of the Net Working Capital will be calculated on the date the transaction is consummated.  The preliminary determination will be conclusive for determining whether the Net Working Capital condition in this section 5(g) has been satisfied.  TEC, as reorganized, will provide a post closing reconciliation of Net Working Capital within thirty (30) days of closing (the “Post Closing Reconciliation”).  If the Post Closing Reconciliation results in the Net Working Capital being in excess of the minimum thresholds provided for herein, any excess shall be paid by TEC, as reorganized, to the Lenders by wire transfer within 10 days of such Post Closing Reconciliation.  The Plan shall provide procedures for resolving any dispute regarding the Post Closing Reconciliation of Net Working Capital.  For the avoidance of doubt, if the Post Closing Reconciliation results in a deficiency in the Net Working Capital at the minimum thresholds provided for herein, the Lenders will not be required to fund the deficiency.

 “Teton Current Assets” shall mean, on the Effective Date, the sum of (i) cash and cash equivalents of the Teton Entities, including cash attributable to operations during the bankruptcy case, but excluding any sums held in Account Number #000000816242705 at JPMorgan Chase Bank, N.A., in the name of JPM for the Benefit of TEC for payments under prepetition retention agreements or on account of Rise’s Deposit of $750,000 (as provided for herein) (the “JPM Account”) and (ii) the net realizable value of all receivables of the Teton Entities on the Effective Date, after adjustment for all setoffs and doubtful claims.

  “Teton Current Liabilities” shall mean, on the Effective Date, the sum of (i) all current post-petition payables of the Teton Entities, (ii) all priority and administrative expense claims against the Teton Entities, (iii) all pre-petition trade payables, (iv) all other pre-petition claim amounts that will remain in effect upon entry of the Confirmation Order and not be discharged pursuant to the plan, (v) all amounts payable as cure payments under contracts which Rise, in its sole and absolute discretion, determines shall be assumed in connection with its acquisition of the Teton Entities, (vi) the amount, if any, outstanding on the DIP Loan (as hereinafter defined), including, but not limited to any fees payable to counsel for the Lenders or the DIP Lenders, (vii) all amounts payable for fees and expenses of the Debtors’ professionals incurred in connection with the performance of post-Effective Date or post-Alternative Effective Date, as the case may be, administrative and wind down activities (the “Wind Down Expenses”) in an amount not to exceed $50,000, and (viii) any and all other non-discharged obligations of Teton on the Effective Date.

(h)
Commitments.  There are no contracts, commitments, or agreements binding on any interest of the Teton Entities in any hydrocarbon property, whether currently producing or not (a “Hydrocarbon Property” or the “Hydrocarbon Properties”), which require future expenditures by the owner thereof of more than the sum of $25,000 with respect to any particular Hydrocarbon Property, except as provided on Schedule 5(h) hereto.

(i)
Payment for Future Production.  None of the Teton Entities, as reorganized, will be obligated, by virtue of a prepayment arrangement, make-up right under a production sales contract containing a “take or pay” or similar provision, production payment or any other arrangement, to deliver hydrocarbons, or proceeds from the sale thereof, attributable to its Hydrocarbon Properties at some future time without then or thereafter receiving the full contract price therefor.

(j)
Gas Balancing.  Except as set forth on Schedule 5(j), none of the Teton Entities, as reorganized, will have any obligation to deliver gas (or cash in lieu thereof) from the Hydrocarbon Properties to other owners of interests as a result of past production by it or its predecessors in excess of the share to which they were entitled, nor any right to receive deliveries of gas (or cash in lieu thereof) with respect to the Hydrocarbon Properties from other owners of interests as a result of past production by it or its predecessors of less than the share to which they were entitled.

(k)
Calls on Production.  Except as set forth on Schedule 5(k), no person has any call upon, option to purchase, or similar right to obtain production from any of the Teton Entities’ Hydrocarbon Properties other than pursuant to renewal rights or automatic renewal provisions contained in existing production sales contracts.

(l)
Non-Competition Commitments. Except as set forth on Schedule 5(l), there are no agreements or arrangements that will be binding on the Teton Entities, as reorganized, or their Hydrocarbon Properties that limit the freedom of the owner of the Hydrocarbon Properties to compete in any line of business or with any person or in any geographical area, except customary area of mutual interest provisions contained in agreements described in Schedule 5(l) that cover properties in the immediate vicinity of the lands subject to such agreements.

(m)
Applicable Contracts. Except as set forth in Schedule 5(m), there are no agreements or arrangements relating to the Hydrocarbon Properties that will be binding on any of the Teton Entities, as reorganized, or their Hydrocarbon Properties.  The contracts and agreements which constitute a part of the Hydrocarbon Properties are in full force and effect, and, except as set forth in Schedule 5(m), none of the Teton Entities are in default thereunder.  No Teton Entity has given or received from any third party any notice of any action or intent to terminate or materially amend any such contract or agreement.

(n)
Production Sales Agreements.   There are no agreements or arrangements for the sale of oil, gas, or other minerals attributable to the Hydrocarbon Properties that may not be terminated at will without penalty by the restructured entity after Closing on notice of sixty (60) days or less.

(o)
Lease Provisions.  All rentals, royalties, overriding royalty interests, and other payments due under each of the oil, gas, and mineral leases described in Exhibit D have been promptly and fully paid, except amounts that are being held in suspense as a result of title issues and that do not provide any third party a right to cancel such lease.  There are no express obligations to drill additional wells in order to maintain in force and effect the rights of the Teton Entities, as reorganized, in any of their Hydrocarbon Properties, except as set forth in Schedule 5(o).

(p)
Compliance with Laws. During the periods of ownership by a Teton Entity, the Hydrocarbon Properties have been operated in material compliance with all applicable laws, regulations, rules, orders, judgments, and decrees of all governmental bodies and courts having jurisdiction, and all wells thereon have been drilled and completed within the boundaries of the applicable lease or unit and in compliance with all applicable spacing regulations.

(q)
Permits.  Each person who operates a Hydrocarbon Property has obtained all permits, licenses, franchises, authorities, consents, and approvals necessary for owning and operating the Hydrocarbon Property and has made all material filings with all governmental bodies having jurisdiction necessary for owning and operating the Hydrocarbon Property, and all such permits, licenses, franchises, authorities, consents, approvals and filings are in full force and effect.

(r)
Taxes.  All ad valorem taxes (including, without limitation, property, production, severance, occupation, and excise taxes) and other taxes and assessments based upon or measured by the ownership or operation of the Hydrocarbon Properties or the production of hydrocarbons or receipt of proceeds therefrom that are due and payable have been paid, except those being contested in good faith for which adequate provision has been made.

(s)
Preferential Rights of Purchase and Consents to Assignment.  No Hydrocarbon Property is subject to any preferential right of purchase, right of first refusal, or other agreement which gives a third party the right to purchase a Hydrocarbon Property as a result of a transaction herein provided to be effected or requires the consent of any third party to a transaction herein provided to be effected, except as set forth in Schedule 5(s).

(t)
Environmental Matters.  (i) There has not occurred an event in the use and operation of the Hydrocarbon Properties and there does not exist on the Hydrocarbon Properties a condition which constitutes a material violation of any federal, state, local, or tribal law (including common law), ordinance, rule, standard, prohibition, or regulation relating to health, safety, or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. §9601 et seq., as amended (“CERCLA”); the Resource Conservation and Recovery Act of 1976, 42 U.S.C. §6901, et seq., as amended; the Clean Air Act, 42 U.S.C. §7401, et seq., as amended; the Federal Water Pollution Control Act, 33 U.S.C. §1251, et seq., as amended; and the Oil Pollution Act of 1990, 33 U.S.C. §2701, et seq., as amended (collectively, the “Environmental Laws”). There have been timely filed all required reports, there have been obtained all required approvals and permits, and there have been generated and maintained all required data, documentation, and records under all applicable Environmental Laws; (ii) the Hydrocarbon Properties have been operated in compliance with all applicable Environmental Laws and are not (and would not be, if all relevant facts were known to the applicable governmental authorities) subject to any remedial obligations under such laws; (iii) each person that operates the Hydrocarbon Properties has obtained all permits, licenses, franchises, authorities, consents, and approvals, made all material filings and maintained all material data, documentation, and records necessary for owning and operating the Hydrocarbon Properties under all applicable Environmental Laws, all such permits, licenses, franchises, authorities, consents, approvals, and filings remain in full force and effect and are in compliance therewith; (iv) no hazardous substances or solid wastes (as such terms are defined under any Environmental Law) generated from the Hydrocarbon Properties have been sent to a site which, pursuant to CERCLA or any similar state law, has been placed, or is proposed to be placed, on the “National Priority List” of hazardous waste sites or which is subject to a claim, an administrative order, or other request to take any cleanup, removal, or remedial action or to pay for any costs relating to such site. All hazardous substances and solid wastes generated from the Hydrocarbon Properties and requiring disposal have, to the extent required by any Environmental Law, been transported only by carriers maintaining valid authorizations and been treated, stored, and disposed of only at facilities maintaining valid authorizations; (v) there are no pending or threatened claims, demands, actions, administrative proceedings, lawsuits, or inquiries relating to the Hydrocarbon Properties under any Environmental Laws; and (vi) there are no environmental investigations, studies, or audits with respect to any of the Hydrocarbon Properties owned or commissioned by, or in the possession of, a Teton Entity which have not been disclosed to Rise.

(u)
Status of Payout Accounts.  Various of the Hydrocarbon Properties describe interests before a payout (“BPO”) or after a payout (“APO”).  Attached hereto as Schedule 5(u) is a schedule setting forth the status of the respective payout accounts described thereon, as of the dates stated thereon.  The BPO and APO amounts set forth therein accurately reflect the status of all BPO and APO accounts as of the respective dates shown on Schedule 5(u).

(v)
Hedging.  Neither the restructured entity nor any Hydrocarbon Property is subject to, any oil or natural gas or other futures or options trading agreement or any price swaps, hedges, futures, or similar instruments, except as set forth on Schedule 5(v).

(w)
Insurance.  TEC shall have purchased director and officer liability tail coverage (covering claims made during the seventy-two (72) months following the expiration of the existing director and officer liability policy); provided that, the premiums for such tail coverage shall not have exceeded $357,000.

6. Uncured Title Defects, Environmental Conditions, and Casualty Losses

Rise’s obligations under this Agreement are subject to the condition that Rise shall have determined, pursuant to the following provisions, that the aggregate of the uncured title defects or errors of which notice is given pursuant to clause (A), next below (which title defects shall include matters addressed in sections 5(m), (o), (s), and (u)), the uncured environmental conditions of which notice is given pursuant to clause (B), next below (which conditions shall include matters addressed in section 5(t)), and the existing casualty losses, does not exceed the sum of  $1,800,000 (the “Termination Amount”).

A. Title to Hydrocarbon Properties

(1) Representations.  TEC represents that the Teton Entities have and will have at the Closing of the transactions herein provided to be effected good and marketable title to the Hydrocarbon Properties attributed to them on Exhibit D hereto, free of all liens, security interests, and encumbrances other than (i) liens described on Exhibit E securing the amounts owing to Lenders and to Holders, (ii) inchoate operators’ liens attributable to unbilled joint account expenditures, and (iii) imperfections of title which do not materially interfere with the use, operation, and possession or materially reduce the value of any particular Hydrocarbon Property or the production and sale of hydrocarbons for the account of the Teton Entities therefrom.  For purposes of this Agreement, “Closing” shall mean the date of the hearing before the United States Bankruptcy Court for the District of Delaware on the Bidding Procedures Motion.

(2) Definition of Good and Marketable Title. As used herein with respect to each Hydrocarbon Property, the term “good and marketable title” shall mean that title which:

1.
Entitles a Teton Entity as a result of its ownership of the Hydrocarbon Property to receive from each lease, tract, unit, or well throughout the duration of the productive life of the relevant lease, tract, unit, or well (unless otherwise noted on Schedule 5(u)), not less than the “net revenue interest” set forth on Exhibit D of the oil, gas, and other minerals produced, saved, and marketed from the lease, tract, unit, or well, without reduction, suspension, or termination;

2.
Obligates a Teton Entity as a result of its ownership of the Hydrocarbon Properties to bear a percentage of the costs and expenses of the maintenance and development of, and operations relating to, any lease, tract, unit, or well not greater than the “working interest” set forth on Exhibit D, without increase, throughout the productive life of such lease, tract, well, or unit (unless otherwise noted on Schedule 5(u)); and

3.	Is free and clear of liens, encumbrances, obligations, or defects except for Permitted Encumbrances. As used herein, the term “Permitted Encumbrances” means:

(i)	the liens described on Exhibit E which secure indebtedness owing to Lenders and Note Holders, including the DIP Loan;

(ii)
required third party consents to the transactions herein provided to be effected and similar rights held by third parties with respect to which (a) prior to Closing waivers or consents are obtained from the appropriate parties, or (b) consents need not be obtained prior to consummation of the transactions herein provided to be effected;

(iii)	liens for taxes or assessments not yet delinquent or, if delinquent, that are being contested in good faith in the normal course of business;

(iv)
liens arising under operating agreements, unitization, and pooling agreements and production sales contracts securing amounts not yet delinquent, or if delinquent, that are being contested in good faith in the normal course of business;

(v)	conventional rights of reassignment prior to abandonment requiring not more than 90 days notice to the holders of such rights;

(vi)
easements, rights-of-way, servitudes, permits, surface leases, and other rights in respect of surface operations, pipelines, grazing, hunting, fishing, logging, canals, ditches, reservoirs, or the like; and easements of streets, alleys, highways, pipelines, telephone lines, power lines, railways, and other similar easements and rights-of-way on, over or in respect of any Hydrocarbon Property, none of which materially interferes with the development and operation of the Hydrocarbon Properties for the production of hydrocarbons or for the use for which the same are held;

(vii)	such title defects or errors as Rise may have expressly waived in writing; and

(viii)
rights reserved to or vested in any municipality or governmental, statutory or public authority to control or regulate any Hydrocarbon Property in any manner, and all applicable laws, rules, and orders of governmental authority.

(3) Examination of Title and Access.  Rise may make or cause to be made at its expense such examination as it may desire of the title of the Teton Entities to the Hydrocarbon Properties.  For such purposes, the Teton Entities will (a) give to Rise and to the employees, consultants, independent contractors, attorneys, and other advisers of Rise access at any reasonable time to all of the files, records, contracts, correspondence, computer output and data files, maps, data, reports, plats, abstracts of title, lease files, well files, unit files, division order files, production marketing files, title opinions, title files and title records, ownership maps, surveys and any other information, data, records and files which the Teton Entities may have (or have access to) relating in any way to the title to the Hydrocarbon Properties, the past or present operation thereof and the marketing of production therefrom; (b) furnish to Rise all other information in the possession of or available to the Teton Entities with respect to the title to the Hydrocarbon Properties as Rise may from time to time reasonably request; and (c) authorize Rise and its representatives to consult with attorneys, abstract companies and other consultants or independent contractors of the Teton Entities, whether utilized in the past or presently, concerning title-related matters with respect to the Hydrocarbon Properties.

(4) Conditions; Effect of Defects. The obligations of Rise hereunder are subject to its review of the title to the Hydrocarbon Properties and its confirmation on or before Closing that the Teton Entities have good and marketable title to each Hydrocarbon Property, free and clear of all liens, security interests, and encumbrances other than (i) Permitted Encumbrances, and (ii) imperfections of title which do not materially interfere with the use of the particular Hydrocarbon Property affected thereby or the production and sale of hydrocarbons for the account of the Teton Entities therefrom.

If on or prior to six (6) business days prior to Closing, provided that the date shall be no earlier than November 18, 2009, Rise delivers to TEC written notice setting forth (1) defects which render unmarketable the title of the Teton Entities to a particular Hydrocarbon Property or an interest therein, or (2) errors made in the calculation of working interests or revenue interests set forth on Exhibit D, and (3) the diminution in the value of the particular Hydrocarbon Property which is occasioned by such defect or error, the Teton Entities shall use their best efforts and endeavors to cure such defect or defects.  The diminution in value (“Title Defect Value”) shall be based upon the allocated value for the affected Hydrocarbon Property set forth on Exhibit D.

“Title Defect Value” means the amount by which the allocated value of a Hydrocarbon Property has been reduced by a title defect.  The Title Defect Value may not exceed the allocated value of the Hydrocarbon Property and shall be determined by the Parties in good faith taking into account all relevant factors, including without limitation, the following:

(a)	If the title defect is a lien or encumbrance (other than a Permitted Encumbrance), the Title Defect Value shall be the cost of removing such lien or encumbrance.

(b)
If the title defect is an actual reduction in net revenue interest from that shown on Exhibit D, the Title Defect Value shall be the allocated value for the particular Hydrocarbon Property, proportionately reduced by the ratio of the actual net revenue interest to the represented net revenue interest.

(c)
If the title defect does not fall into subsection (a) or (b), then the Title Defect Value shall be determined by the Parties in good faith, taking into account all relevant factors, including without limitation, the following:

A.	The allocated value of the affected Hydrocarbon Property;

B.
The current status of the Hydrocarbon Property affected by the title defect (i.e., proved developed producing, etc.) and if such Hydrocarbon Property is producing, the present value of the future income expected to be produced therefrom;

C.	If the title defect represents only a possibility of title failure, the probability that such failure will occur; and

D.	The legal effect of the title defect.

If such defect has not been cured three (3) business days prior to the date of Closing, and no agreement in respect thereto has been reached by TEC and Rise, and if such defects or errors, together with the environmental defects and casualty losses existing pursuant to Clauses B and C below, which exist diminish the value of the Hydrocarbon Properties by the Termination Amount (as hereinafter defined), or more, Rise shall have the right and option to elect to:

(a)	waive such defect or defects in respect of diminution in value in excess of the Termination Amount and close the purchase and sale herein provided, or

(b)	terminate this Agreement.

Rise shall notify TEC of the election provided it in this Clause A not less than two (2) days prior to the date of Closing, and the failure of Rise to so notify TEC of its election prior to such time shall constitute an election by Rise not to terminate this Agreement.

(5) Definition of Termination Amount.  The aggregate diminution in the value of all of the Hydrocarbon Properties which is occasioned by the title defects and errors described with respect to particular Hydrocarbon Properties pursuant to Clause A, the remedial defects described with respect to particular Hydrocarbon Properties pursuant to Clause B, and the casualty loss defined in Clause C sustained with respect to particular Hydrocarbon Properties equal to $1,800,000  shall constitute the “Termination Amount.”

B. Environmental Review and Environmental Defects

(1) Environmental Review.  Rise and its employees, agents, and contractors shall have the right, at the sole risk and expense of Rise, but with the cooperation and assistance of the Teton Entities to:

1.
enter all or any portion of the Hydrocarbon Properties to inspect, inventory, test, investigate, study, and examine the Hydrocarbon Properties to verify the accuracy of the representations made by the Teton Entities in section 5(t);

2.	conduct air, water, or soil tests on the Hydrocarbon Properties and make such samples and borings and analysis as Rise may consider necessary or appropriate for such purposes;

3.
conduct such other independent inspections, inventories, tests, investigations, studies, or examinations as may be necessary or appropriate in the sole judgment of Rise for the preparation of health, safety, environmental, or other reports or assessments relating to the operation, use, maintenance, condition, or status of the Hydrocarbon Properties, and their compliance with all applicable laws, regulations, ordinances, orders, permits, and licenses; and

4.
conduct an independent assessment of the extent of any possible existing or contingent liabilities due or related to the operation, use, maintenance, condition, or status of the Hydrocarbon Properties .

(2) Conduct of Review.  All inspections and reviews shall be undertaken with a minimum of disruption to ongoing operations and shall only be undertaken after reasonable notice to TEC.  Rise shall not undertake any destructive testing without the prior approval of TEC.  Rise shall provide TEC with a copy of the results and reports of all such inspections, testing, and reviews.

(3) Remedies for Environmental Defects. If, as a result of the review of the Hydrocarbon Properties conducted pursuant to this Clause B, Rise determines that in its reasonable judgment there have occurred events or there exists a condition on the Hydrocarbon Properties which constitutes a violation of an Environmental Law, as a result of which (a) Rise will be unable to continue to possess, operate, use, or maintain a Hydrocarbon Property in substantially the same manner and to the same extent it is currently possessed, operated, used, or maintained by the Teton Entities, or (b) the extent of any existing or contingent environmental liabilities with respect to the Hydrocarbon Properties impose or create a material financial risk to Rise, and if the aggregate cost to remedy or cure such environmental defects or conditions, together with the uncured title defects or errors existing pursuant to Clause A and the casualty losses existing pursuant to Clause B are reasonably estimated to exceed the Termination Amount, Rise will notify TEC of such fact not less than three (3) business days prior to Closing.

If the aggregate cost to remedy or cure such environmental defects or conditions, title defects or errors, and casualty losses exceeds the Termination Amount, Rise shall have the right and option to elect to:

(i)	waive such defect or defects in respect of remedial or curative costs in excess of the Termination Amount and close the sale and purchase herein provided; or

(ii)	terminate this Agreement.

Rise shall notify TEC of its election made pursuant to this Clause B not less than two (2) business days prior to the date of Closing, and the failure of Rise to so notify TEC of its election prior to such time shall constitute an election not to terminate this Agreement and to close the sale and purchase herein provided.

C. Casualty Loss

(1) Applicable Losses and Notice. If prior to Closing any of the Hydrocarbon Properties are so damaged or destroyed by fire, explosion, or other casualty that Rise will be unable at and after Closing to use, operate, produce, and maintain the Hydrocarbon Properties in the manner in which they are currently used, operated, produced, and maintained by the Teton Entities, and the cost of repair or replacement necessitated by such occurrence, together with title defects and environmental, will exceed the Termination Amount, TEC shall promptly notify Rise of such fact.  The Teton Entities shall have the right, but not the obligation to cure any such defect by repair or replacement prior to the Closing.

(2) Remedies.  If such defect has not been repaired or replaced prior to the Closing and if the reasonable cost of such repair or replacement, together with the uncured title defects existing pursuant to Clause A and the unremedied environmental conditions existing pursuant to Clause B exceeds the Termination Amount, Rise shall have the right and option to elect to:

(i)	waive such defect or defects in respect of repair and replacement costs in excess of the Termination Amount and close the sale and purchase herein provided; or

(ii)	terminate this Agreement.

Rise shall notify TEC of its election made pursuant to this Clause C not less than two (2) business days prior to the date of Closing, and the failure of Rise to so notify TEC of its election prior to such time shall constitute an election not to terminate this agreement and to close the sale and purchase herein provided.

7. DIP Financing.  The Teton Entities and the Lenders will agree upon terms of a debtor-in-possession working capital line of credit (the “DIP Loan”) in the sum of $750,000 (the “DIP Loan Agreement”), which line of credit will mature and become due and payable on the later of the Effective Date or the Alternative Effective Date.  The DIP Loan Agreement shall have usual and customary terms, conditions, defaults, and remedies.  Repayment of the DIP Loan Agreement shall be secured by a first priority perfected lien on the Teton Entities’ assets.

8. Additional Agreements.  Until the occurrence of the Termination Date, the Teton Entities: (i) shall provide to Rise on a weekly basis a detailed thirteen (13) week rolling cash flow analysis including a forecasted to actual variance analysis; (ii) shall not make any expenditures (other than expenditures made in the ordinary course of business of the Teton Entities); and (iii) shall not participate or engage in any capital transactions, including, without limitation, the sale, financing, or refinancing of all or any portion of the Teton Entities’ assets or the reworking, drilling, or completing of any wells, without the prior written consent of Rise.

Notwithstanding anything to the contrary otherwise contained herein, the Teton Entities shall not be responsible for any delays hereunder caused by any third parties or by circumstances that are not within the control of Teton; provided that, any such delays shall not materially prejudice Rise’s rights herein.  For the avoidance of doubt, notwithstanding anything to the contrary contained herein, this Agreement shall not be extended past the Effective Date or the Alternative Effective Date, as the case may be.

9. Deposit.  Within two business days of the execution of this Agreement, Rise will deposit for the benefit of TEC by wire transfer of immediately available funds $750,000 (the “Deposit”), subject to a separate escrow account agreement between the Lenders, Rise, and the Debtors.  The Deposit shall be deposited into an interest bearing, newly opened money market account jointly selected and agreed upon by Rise and TEC, and the Deposit shall not be commingled with any other funds.  The Deposit shall be credited in favor of or returned to Rise pursuant to the terms of the Auction Procedures and this Agreement as follows:

(a)	On the Effective Date or the Alternative Effective Date, the Deposit shall be credited against the $18 million contemplated to be delivered by Rise to the Lenders pursuant to this Agreement.

(b)
The Deposit shall be returned to Rise within twenty four (24) hours by wire transfer of immediately available funds to an account designated by Rise (i) if this Agreement is not determined to be the highest and best offer at the conclusion of the Auction pursuant to the Auction Procedures, or (ii) if the transaction contemplated herein is not consummated by the Effective Date or the Alternative Effective Date.

The Deposit shall be delivered to TEC in the event of Rise’s continued willful default hereunder after its receipt of written notice of default and after being given a reasonable opportunity to cure same.

10. Third Party Beneficiary. The Lenders are the direct and intended third party beneficiaries to this Agreement (the “Third Party Beneficiaries”). The Third Party Beneficiaries shall be entitled to the rights and benefits, including the right to enforce such rights and benefits, granted or accruing to such third party beneficiaries herein. Other than the Third Party Beneficiaries, no person shall have any rights, benefits, or obligations conferred to or imposed upon them hereunder or otherwise be deemed a Third Party Beneficiary hereof.

11. Wind Down Expenses.  The Teton Entities’, as reorganized, liability for payment of the Wind Down Expenses shall not exceed $50,000.

12. Governing Law. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of Delaware (but not including the choice of law rules thereof).

13. Legal Construction. In the event that any one or more of the terms, provisions, or agreements that are contained in this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect for any reason, the invalid, illegal or unenforceable term, provision, or agreement shall not effect any other term, provision, or agreement that is contained in this Agreement and this Agreement shall be construed in all respects as if the invalid, illegal, or unenforceable term, provision, or agreement had never been contained herein.

14. Counterparts. This Agreement may be executed in counterparts (facsimile or otherwise) by the parties hereto, and each such counterpart shall be deemed an original for all purposes, but all such counterparts shall constitute, collectively, one Agreement.

15. Telecopied Facsimiles. A telecopied facsimile of a duly executed counterpart of this Agreement shall be sufficient to evidence the binding agreement of each party to the terms herein. However, the parties each agree to promptly return an original, duly executed counterpart of this Agreement following the delivery of a telecopied facsimile hereof.

[Remainder of Page Intentionally Left Blank. Signature Page(s) Immediately Follow.]

Teton Energy Corporation
Teton North America LLC
Teton Piceance LLC
Teton DJ LLC
Teton Williston LLC
Teton Big Horn LLC
Teton ORRI, LLC
Teton DJCO LLC

By: Name: Title:

Rise Energy Partners II, LLC

By: Name: Title: